Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

September 1, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:  Tidal ETF Trust (the “Trust”)
        File Nos. 333-227298, 811-23377

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add a new series, ATAC US Rotation ETF, is Post-Effective Amendment No. 27 and Amendment No. 28 to the Trust’s Registration Statement on Form N-1A.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust